Exhibit 21.1
SUBSIDIARIES OF
CAMBIUM-VOYAGER HOLDINGS, INC.

Name of Entity*	Jurisdiction of Incorporation

Vowel Acquisition Corp.	Delaware
Consonant Acquisition Corp.	Delaware

*	Cambium-Voyager Holdings, Inc.’s subsidiaries are 100% owned by Cambium-Voyager Holdings, Inc.